Media Advisory: TransAlta 2014 Investor Day Conference

CALGARY, Alberta (October 29, 2014) – TransAlta Corporation (TSX: TA; NYSE: TAC) will host its 2014 Investor Day on Friday, November 14 in Stony Plain from 7:30 a.m. to 9:30 a.m. MT. Presenters include Dawn Farrell, President and Chief Executive Officer, Donald Tremblay, Chief Financial Officer, and other members of TransAlta’s executive team.

Toll-free Dial-in number: 1-888-886-7786

A link to the live webcast will be available on the Powering Investors section of TransAlta’s website at http://www.transalta.com/powering-investors/events-and-presentations. If you are unable to participate in the call, the instant replay is accessible at 1-877-674-6060 (Canada and USA toll free) or 1-416-764-8691 (Outside of Canada) with TransAlta pass code 974461 followed by the # sign. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

About TransAlta:

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information:

Investor inquiries:	Media inquiries:
Brent Ward	Leanne Yohemas
Director, Corporate Finance and Investor Relations	Senior Advisor, External Communications
Phone: 1-800-387-3598 in Canada and U.S.	Cell: 587-437-3660
Email: investor_relations@transalta.com	Toll-free media number: 1-855-255-9184
Alternate local number: 403-267-2540